UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VASTA PLATFORM LIMITED

(Name of Subject Company (Issuer))

COGNA EDUCAÇÃO S.A.

(Name of Filing Person (Offeror))

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

Filing Fee Exhibit filed herewith.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

table of contents

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated September 17, 2025 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as defined in the Offer to Purchase, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”) for any and all of the outstanding  Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.

Item 1. Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Class A Common Shares; Dividends,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the Offer Is Not Completed,” “Special Factors—Section 9. Interests of Certain Persons in the Offer,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Securities,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Securities,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Material U.S. Federal Income Tax Consequences,” “The Offer—Section 10. Dividends and Distributions,” “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin

Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 8. Related Party Transactions” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the Offer Is Not Completed” and “The Offer—Section 12. Possible Effect of the Offer on the Market for the Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Financial information with respect to Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Offer—Section 9. Source and Amount of Funds.”

Item 11. Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions” and “Special Factors—Section 9. Interests of the Certain Persons in the Offer” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.,” which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Securities,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Securities,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Material

U.S. Federal Income Tax Consequences,” “The Offer—Section 11. Conditions to the Offer,” “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) Not applicable.

(c) Reference is made to the information set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, which are incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits.

(a)(1)(i) Offer to Purchase, dated September 17, 2025.

(a)(1)(ii) Form of Letter of Transmittal.

(a)(1)(iii) Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(v) Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi) Form of Withdrawal Letter.

(a)(1)(vii) Summary Advertisement.

(a)(5)(i) Press Release issued by the Purchaser with respect to the announcement of the Offer.

(b)   Not applicable.

(c)   Not applicable.

(d)   Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager.

(e)   Not applicable.

(f)   Not applicable.

(g)   Not applicable.

(h)   Not applicable.

(b) Filing Fees.

107   Filing Fee Exhibit.

Item 13. Information Required by Schedule 13E-3.

Not applicable. Purchaser has elected not to file a combined Tender Offer Statement and Transaction Statement on Schedule TO, and has instead filed a separate Transaction Statement on Schedule 13E-3 on the date hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 17, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated September 17, 2025.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Withdrawal Letter.
(a)(1)(vii)	Summary Advertisement.
(a)(5)(i)	Press Release issued by the Purchaser with respect to the announcement of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.